 Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

 For more information,
please see Kinross’ 2010 year-end
Financial Statements and MD&A
at www.kinross.com
NEWS RELEASE

Kinross reports 2010 fourth quarter and year-end results
2010 revenue exceeds $3 billion, up 25%; adjusted net earnings per share up 32%
Total gold reserves increase by 23%; Tasiast reserves and resources grow significantly

Toronto, Ontario – February 16, 2011 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the fourth quarter and year ended December 31, 2010.
(This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 13 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Highlights

●
Production1 in the fourth quarter of 2010 was 676,635 gold equivalent ounces, a 10% increase over Q4 2009. For full-year 2010, gold equivalent production was 2,334,104 ounces, in line with previously announced guidance.

●
         Revenue for the quarter was a record $920.4 million, compared with $699.0 million in the fourth quarter of 2009, an increase of 32%, with an average realized gold price of $1,333 per ounce sold compared with $1,094 per ounce sold in Q4 2009. Revenue for the full-year 2010 was a record $3,010.1 million, a 25% increase over full-year 2009.

●
         Cost of sales per gold equivalent ounce2 was $551 for Q4, which includes a Red Back Mining purchase accounting increase of $13, compared with $437 for Q4 2009. Cost of sales per ounce sold for full-year 2010 was $508, inclusive of a full year Red Back purchase accounting increase of $5, compared with $437 for full-year 2009. Full-year cost of sales per ounce was in line with previously stated guidance. Kinross’ attributable margin per ounce sold3 was a record $782 in Q4, a year-over-year increase of 19%. The attributable margin per ounce sold for full-year 2010 was $683, a 29% increase over 2009.

●
         Adjusted operating cash flow4 for Q4 was $332.7 million, a 14% increase over Q4 2009, and $1,091.2 million for the full year, a 16% increase over full-year 2009. Adjusted operating cash flow per share was $0.29 in Q4, versus $0.42 Q4 2009, and $1.32 per share for full-year 2010, compared with $1.36 for full-year 2009.

●
         Adjusted net earnings4 were $144.7 million, or $0.13 per share, in Q4, compared with $148.6 million, or $0.21 per share, for Q4 2009. Adjusted net earnings for full-year 2010 were $478.8 million, or $0.58 per share, compared with $304.9 million, or $0.44 per share, for full-year 2009. Reported net earnings were $210.3 million, or $0.19 per share in Q4, compared with $235.6 million, or $0.34 per share, for Q4 2009. Full year reported net earnings were $771.6 million, or $0.94 per share, compared with $309.9 million, or $0.45 per share for full-year 2009. Earnings were reduced by additional exploration expenditures of approximately $23 million at Tasiast, and by the timing of year-end metal shipments, which deferred sales of approximately 30,000 ounces of Q4 2010 gold production to Q1 2011.

●	Kinross forecasts 2011 production of 2.5-2.6 million gold equivalent ounces at an average cost of sales per gold equivalent ounce of $565 - 610.

●	Proven and probable mineral reserves as of December 31, 2010 were 62.4 million gold ounces, an 11.5 million ounce, or 23% increase year-over-year.

●
         Proven and probable mineral reserves at Tasiast increased to 7.6 million gold ounces, measured and indicated mineral resources were 2.1 million gold ounces and inferred mineral resources increased to 8.6 million gold ounces. The Company has completed a scoping study for the Tasiast expansion project based on a 16-year life for the expanded project with average annual production of approximately 1.5 million ounces at an average gold grade of approximately 2 g/t for the first eight full years of the expanded project.

●
         Kinross has declared its first proven and probable gold reserves of 6.8 million ounces at Fruta del Norte (FDN). The Company has prepared a pre-feasibility study and technical report for FDN that estimates average annual production of 410,000 gold ounces over the 16-year life-of-mine. FDN permitting is on schedule to support the project development timeline.

●	The Company has completed a scoping study for Dvoinoye that contemplates processing higher-grade Dvoinoye ore at the Kupol mill, and an increase in Kupol throughput from 3,000 to 4,000 tonnes per day.

●	The Board of Directors declared a dividend of $0.05 per share payable on March 31, 2011 to shareholders of record on March 24, 2011.

1	Unless otherwise stated, production figures in this release are based on Kinross’ 75% share of Kupol production and 90% of Chirano production.
2             Cost of sales per ounce is a non-GAAP measure and is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder and Chirano sales to a 10% minority interest holder.
3	Attributable margin per ounce sold is a non-GAAP measure and is defined as average realized gold price per ounce less attributable cost of sales per gold equivalent ounce sold.
4	Reconciliation of non-GAAP measures is located on page 14 of this news release.

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

CEO Commentary
Tye Burt, President and CEO, made the following comments in relation to fourth quarter and year-end 2010 results:

“Our aggressive exploration and technical work since acquiring Tasiast confirms our view of its potential to become one of the world’s great gold mines. Gold grades are higher than expected in the early years of production, the deposit continues to be open, reserves and resources have grown significantly, and we’ve completed a scoping study that helps to define the project’s impressive magnitude. Tasiast will be a cornerstone asset for Kinross as its production expands to 1.5 million ounces, while averaging down company-wide production costs.

“In 2010, Kinross’ proven and probable gold reserves increased by 23%. Our production reached a new record with strong performance from our mines, and for the first time, annual revenue exceeded $3 billion while adjusted operating cash flow4 exceeded $1 billion. Margins averaged $683 per ounce in 2010, an increase of 29% year-over-year, compared with a 23% year-over-year increase in the average realized gold price per ounce.

“In 2011, with a full year of output from our West African mines, we forecast production will increase to 2.5–2.6 million gold equivalent ounces, while we also expect higher costs as a result of increased energy and labour costs, and lower average grades. By 2015, we expect production to grow to 4.5-4.9 million ounces, as our suite of new projects start up in 2013 and 2014.  With new studies completed at Tasiast, FDN, Lobo-Marte, and Dvoinoye, we are making significant and steady progress advancing the projects that give Kinross the best growth profile among senior gold producers.”

Financial results

Summary of financial and operating results

	Three months ended December 31,		Year ended December 31,
(dollars in millions, except per share and per ounce amounts)	2010	2009	2010	2009
Total(a) gold equivalent ounces(b) - produced	734,126	668,761	2,527,695	2,470,042
Total gold equivalent ounces - sold	696,355	636,601	2,537,175	2,487,076

Attributable(c) gold equivalent ounces - produced	676,635	613,858	2,334,104	2,238,665
Attributable(c) gold equivalent ounces - sold	647,494	586,543	2,343,505	2,251,189

Metal sales	$920.4	$699.0	$3,010.1	$2,412.1
Cost of sales (excludes accretion and reclamation expense, depreciation,
depletion and amortization)	$374.3	$271.0	$1,255.4	$1,047.1
Accretion and reclamation expense	$13.4	$5.4	$29.0	$19.3
Depreciation, depletion and amortization	$159.2	$109.4	$517.5	$447.3
Operating earnings	$240.2	$226.2	$867.2	$645.9
Net earnings (loss)	$210.3	$235.6	$771.6	$309.9
Basic earnings (loss) per share	$0.19	$0.34	$0.94	$0.45
Diluted earnings (loss) per share	$0.18	$0.34	$0.93	$0.44
Adjusted net earnings (d)	$144.7	$148.6	$478.8	$304.9
Adjusted net earnings per share (d)	$0.13	$0.21	$0.58	$0.44
Cash flow provided from (used for) operating activities	$268.3	$306.5	$968.4	$785.6
Adjusted operating cash flow (d)	$332.7	$292.2	$1,091.2	$937.2
Adjusted operating cash flow per share (d)	$0.29	$0.42	$1.32	$1.36
Average realized gold price per ounce	$1,333	$1,094	$1,191	$967
Consolidated cost of sales per equivalent ounce sold (e)	$537	$426	$495	$421
Attributable(c) cost of sales per equivalent ounce sold (f)	$551	$437	$508	$437
Attributable cost of sales per ounce sold on a by-product basis (g)	$494	$383	$462	$388

(a)	“ Total” includes 100% of Kupol and Chirano production.
(b)
“ Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the fourth quarter of 2010 was 51.93:1, compared with 62.54:1 for the fourth quarter of 2009; year to date 2010 was 60.87:1, compared with 66.97:1 for 2009.

(c)	“ Attributable” includes Kinross’ share of Kupol (75%) and Chirano (90%) production.
(d)
“ Adjusted net earnings” , “ Adjusted net earnings per share” , “ Adjusted operating cash flow” and “ Adjusted operating cash flow per share” are non-GAAP measures. The reconciliation of these non-GAAP financial measures is located in this news release.

(e)	“ Consolidated cost of sales per ounce” is a non-GAAP measure and is defined as cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.
(f)	“ Attributable cost of sales per ounce” is a non-GAAP measure and is defined as attributable cost of sales divided by the attributable number of gold equivalent ounces sold.
(g)
“ Attributable cost of sales per ounce on a by-product basis” is a non-GAAP measure and is defined as cost of sales as per the consolidated financial statements less attributable(c) silver revenue divided by the total number of attributable(c) gold ounces sold.

p. 2 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Kinross produced 676,635 attributable gold equivalent ounces in the fourth quarter of 2010, a 10% increase over the fourth quarter of 2009, mainly due to improved performance at the Paracatu expansion plant, and the addition of new production from Tasiast and Chirano. Full year production was 2,334,104 gold equivalent ounces, in line with previously stated guidance, and a 4% increase over full-year 2009.

Cost of sales per gold equivalent ounce for Kinross operations was $551, compared with $437 for the fourth quarter of 2009, an increase of 26%. Cost of sales per gold equivalent ounce for full-year 2010 was $508, in line with previously stated guidance, compared with $437 for full-year 2009. Cost of sales per gold equivalent ounce on a by-product basis was $494 in Q4, compared with $383 in Q4 2009. Cost of sales per gold equivalent ounce on a by-product basis was $462 for the full year, compared with $388 for full-year 2009.

Revenue from metal sales was $920.4 million in the fourth quarter of 2010, versus $699.0 million during the same period in 2009, an increase of 32%. The average realized gold price was $1,333 per ounce in Q4, compared with $1,094 per ounce for Q4 2009, an increase of 22%. 2010 full-year revenue was a record $3,010.1 million, compared with $2,412.1 million for full-year 2009, an increase of 25%. The average realized gold price per ounce was $1,191 for full-year 2010, versus $967 per ounce for full-year 2009, an increase of 23%.

Kinross’ margin per gold equivalent ounce sold was a record $782 for the quarter, an increase of 19% compared with the fourth quarter of 2009. Full year margin per gold equivalent ounce sold was $683 compared with $530 for full-year 2009, a 29% increase.

Adjusted operating cash flow4 was $332.7 million for the quarter, or $0.29 per share, compared with $292.2 million, or $0.42 per share, for Q4 2009. Adjusted operating cash flow for full-year 2010 was $1,091.2, or $1.32 per share, compared with $937.2 million, or $1.36 per share, for full-year 2009. Cash, cash equivalents and short term investments were $1,466.6 million at December 31, 2010 compared with $632.4 million at December 31, 2009.

Adjusted net earnings4 were $144.7 million, or $0.13 per share for Q4 2010, compared with $148.6 million, or $0.21 per share, for Q4 2009. Adjusted net earnings were $478.8 million, or $0.58 per share, for full-year 2010, compared with $304.9 million, or $0.44 per share, for full-year 2009.

Reported net earnings were $210.3 million, or $0.19 per share, for Q4 2010, compared with $235.6 million, or $0.34 per share, for Q4 2009. Reported net earnings were $771.6 million, or $0.94 per share, for full-year 2010, compared with $309.9 million, or $0.45 per share, for full-year 2009.

Capital expenditures were $236.5 million for Q4 2010, compared with $137.5 million for the same period last year. Capital expenditures totalled $563.7 million for full-year 2010, slightly below guidance, compared with $481.2 million the previous year.

Operating results

Mine-by-mine summaries of fourth quarter and full-year 2010 operating results may be found on pages 16 and 20 of this news release. Highlights include the following:

●
Full-year production at Paracatu was approximately 482,000 gold equivalent ounces, a 36% increase over 2009, largely due to significantly improved performance of Plant 2. Fourth quarter 2010 production at Paracatu was slightly lower than in the third quarter of 2010, but full-year production remained well ahead of guidance.

●
 At Kupol, fourth quarter and full year production were lower compared to 2009 due to the expected year-over-year decline in grades. However, mine and mill performance were strong during the quarter and production for the full year was ahead of guidance. Gold equivalent ounces sold during the fourth quarter were lower than ounces produced due to the timing of shipments.

●
In Chile, fourth quarter 2010 mine production was slightly higher and per ounce cost of sales was lower than in the previous quarter, due largely to improved performance at La Coipa, where enhancements to the filter plant began to show results in the fourth quarter. As a result, the full-year cost of sales per ounce for Chile was lower than the revised Chile guidance provided in the third quarter 2010 news release.

p. 3 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Fourth quarter production and costs at Maricunga were negatively impacted by performance issues related to slower than expected gold release, but by year-end, heap leach performance was showing improvement, which has carried over into significantly improved performance in January 2011.

●
Full-year production at Fort Knox was approximately 350,000 gold equivalent ounces, a 33% increase over 2009, due to additional production from the new heap leach. Fourth quarter production was lower than third quarter production, as less ore is stacked on the heap during winter months, which is also expected to affect  production in the first quarter of 2011. As planned, production for the full-year 2011 at Fort Knox is expected to be less than 2010 due to lower grades, as most of the mining activity will be focused on capitalized stripping, and as a result, the majority of ore processed will be sourced from stockpiles.

●
Fourth quarter production at Tasiast was approximately 48,000 gold equivalent ounces. Production was impacted negatively during the quarter by leaks in one of the two water supply lines, but this situation was resolved in early 2011 and full water supply to the site has been restored.

●	Chirano had a strong fourth quarter, with production of approximately 77,000 ounces.

Project update and new developments

The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 13 of this news release.

Kinross expects to increase its annual production from current levels to approximately 4.5-4.9 million ounces by 2015 through its suite of growth projects at existing mines and new development projects.

Growth projects at sites

Tasiast expansion project

Kinross ramped up drilling activities at the Tasiast site in Mauritania through the fourth quarter 2010. As at December 31, 2010, proven and probable mineral reserves at Tasiast were 7.6 million ounces, measured and indicated mineral resources were 2.1 million ounces, and inferred mineral resources were 8.6 million ounces.5  With a total of 25 drills currently active, the Company is continuing its aggressive exploration and engineering drilling campaign at Tasiast in 2011.

Kinross has completed a scoping study for the Tasiast expansion project, based on a 16-year mine plan for the expanded project. During the first eight full years of operation, average annual production is expected to be approximately 1.5 million gold equivalent ounces at an average cost of sales per ounce of approximately $480-520, with an expected average gold grade of approximately 2 g/t, and expected average recoveries of 93%.

The proposed open pit mine will feed both the existing 8,000 tonne per day plant and an expansion plant. The proposed expansion plant is a conventional gold cyanidation plant, consisting of primary crushing, grinding, gravity separation, carbon-in-leach cyanidation and cyanide destruction, with a design throughput of approximately 60,000 tonnes per day.

5 In its mineral reserves and mineral resources estimates, Kinross reports mineralization that is above a set cut-off grade and confined within a defined mining shape, using the assumptions outlined on page 25 of this news release. Red Back Mining’s historical mineral reserves and mineral resource estimates for the Tasiast resource included all qualifying mineralization that appeared above a set cut-off grade, but was not confined to a defined mining shape. For comparative purposes, applying this Red Back methodology to current drill results and mineral resource estimates at Tasiast would result in an additional of 64,734 K tonnes of inferred mineral resource with a grade of 1.16 grams per tonne, for an additional 2.412 million ounces of gold.

p. 4 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The scoping level pre-commissioning capital cost estimate for the process plant, initial mine fleet equipment and associated infrastructure is approximately $1.8 billion, plus a contingency of approximately $400 million. Post start-up capital is expected to include an estimated $500 million in additional fleet purchases to sustain full mining and stripping activity. The project team continues to refine its estimates for operating costs, which are expected to be included in the project feasibility study, scheduled for completion in mid-2011.

An international Engineering, Procurement, Construction Management (EPCM) joint venture firm has been retained and is proceeding with the project feasibility study and basic engineering . Kinross has appointed a Regional Vice-President for its West Africa region and a Project Director for the Tasiast project.

Key processing equipment for the expanded plant has now been ordered, including one SAG mill and two ball mills, wrap-around motors for the mills, and three crushers. The Company is currently in advanced negotiations regarding the purchase of trucks and shovels for the expanded mining fleet.

The Company has had initial meetings with key government ministries concerning project permitting, and a  permitting strategy has been developed to support the project timeline. Pending approval of necessary Environmental Impact Assessments for the expansion project, construction is expected to start in mid-2012, with operations expected to commence early in 2014.

Dvoinoye development

A scoping study on the Dvoinoye project was completed in January 2011. The scoping study is based on developing Dvoinoye as an underground mine with a mine life of at least eight years, with an average output of approximately 900 tonnes per day from 2013 through 2020. Dvoinoye feed will be processed at the Kupol mill and is expected to allow an increase in mill throughput to approximately 4,000 tonnes per day, requiring only minor modifications to the mill. Batch processing is proposed, using one week of Dvoinoye feed and three weeks of Kupol feed per month. The average gold grade of Dvoinoye feed is expected to be approximately 17.5 g/tonne. Initial capex for the project is estimated to be approximately $300 million. Processing of Dvoinoye ore at Kupol is targeted to commence in the second half of 2013.

Permitting is proceeding as planned, and as previously disclosed, the five-year exploration plan for Dvoinoye, including an exploration decline, has been approved by government authorities. Exploration drilling is expected to continue at Dvoinoye in 2011 to further define resources and reserves and assist with engineering and hydrology studies in support of a pre-feasibility study, scheduled for completion in the third quarter of 2011, and a feasibility study, scheduled for completion in the first quarter of 2012. Key project development milestones for 2011 include construction of the mine portal, exploration decline development, and construction of additional facilities and infrastructure.

Paracatu third ball mill

Construction for the third Paracatu ball mill is proceeding on schedule and on budget, with construction 75% complete and the project at 82% completion. The ball mill has been mounted on its foundations, structural steel is substantially erected, and electrical equipment installation is well advanced. The project remains on target for commissioning in the first half of 2011.

Paracatu fourth ball mill

An EPCM contract is being finalized for the fourth Paracatu ball mill with the same firm completing the third ball mill. Engineering on the project is well advanced. The fourth ball mill has been ordered and is expected to be delivered by mid-year, and an additional shovel and mine truck have been purchased. Construction activities are expected to commence mid-2011. The project remains on target to be operational in the first half of 2012.

Maricunga projects

Engineering on the Maricunga SART (Sulphidization, Acidification, Recycling and Thickening) plant is complete and construction commenced late in the fourth quarter of 2010. The plant remains on schedule to be operational in late 2011. Once the SART plant begins operation, additional copper production at Maricunga is expected to result in a cost of sales credit of approximately $40 per ounce.

p. 5 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Major work on upgrades to the ADR (Adsorption, Desorption and Refining) plant at Maricunga has been completed on schedule, with commissioning of the new kiln in December 2010. Additional modifications to the adsorption and elution sections are expected to be completed early in the second quarter of 2011.

New Developments

Lobo-Marte

Kinross has completed an update to its earlier pre-feasibility study on Lobo-Marte. The updated study is based on a mine life of approximately 10 years and confirms the viability of a 47,000 tonne per day open pit heap leach operation incorporating SART technology.

The updated study estimates an average annual production of approximately 350,000 ounces per year, with average operating costs of $11.00-11.50 per tonne. The average gold grade over the life of mine is estimated to be 1.17 g/t and average recovery 60-70%. The average cost of sales is estimated to be approximately $500 per ounce, or approximately $450 per ounce net of a copper credit of approximately $50 per ounce, based on a copper price of $2.50 per pound.  Capital expenditures are estimated to be approximately $700 million, versus the earlier pre-feasibility estimate of $575-650 million. The increase is due to enhancements to the site layout and facilities, including installation of an overland conveyor and a conveyer loading system for the leach pad, which optimizes layout and allows for potential future expansion.

Kinross received approval for an additional 20,000 metres of drilling at Lobo-Marte late in the fourth quarter of 2010. The Company is proceeding with further infill and geotechnical drilling in support of the project feasibility study, which is scheduled for completion in mid-2011. Hydrogeological, geotechnical and infill drilling associated with the previous permit was completed in the fourth quarter, with condemnation drilling expected to be completed in the second quarter of 2011. The Company expects to complete an Environmental Impact Assessment (EIA) for the project in mid-2011. The project remains on target to commence commissioning in 2014.

Fruta del Norte

Kinross has prepared a pre-feasibility study and technical report for Fruta del Norte (FDN), incorporating reserve and resource information as of year-end 2010. Proven and probable mineral reserves are estimated at 6.8 million ounces of gold and 9.1 million ounces of silver.  The study is based on a mine life of approximately 16 years, with life of mine gold production of 6.3 million ounces and silver production of 6.7 million ounces.

Annual production is expected to average approximately 410,000 gold equivalent ounces per annum over the life of mine. The average gold grade is expected to be 8.07 g/t, and the average silver grade is expected to be 10.89 g/t, with an expected average recovery rate of 93% for gold and 74% for silver. The average cost of sales is estimated to be approximately $370 per gold equivalent ounce.

Plant commissioning is expected to begin at a rate of approximately 2,500 tonnes per day, processing non-refractory ore, and is expected to ramp up over a period of three years to a rate of 5,000 tonnes per day with the addition of a pressure oxidation (POX) circuit, 18 months after commissioning, which will allow the processing of refractory ore. The initial capital cost for Phase I is expected to be approximately $700 million, with additional capital expenditures of approximately $400 million expected in Phase 2 with the addition of the POX circuit.

The Company obtained a number of permits to advance work on FDN in 2010. In addition, in early January 2011, Kinross obtained its environmental licence to construct the underground exploration decline at La Zarza, the location of the FDN orebody. Construction of the decline is expected to commence in the second quarter of 2011 with surface preparatory work commencing in the first quarter. Future drilling at FDN will target an extension of the ore body at depth and along strike and upgrading existing resources.

The Company expects to submit EIAs to build and operate the mine and processing facilities by mid-2011. Kinross expects to complete a feasibility study in the second half of 2011, and is targeting start up in late 2014.

p. 6 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Throughout 2010, the Company maintained informal dialogue with the Ecuadorian government authorities respecting the negotiation process for the FDN exploitation contract. Formal contract negotiations are expected to begin in the first half of 2011, following the agreement of the Company and government to enter into the economic evaluation phase of the project.

Cerro Casale

Barrick Gold Corporation will provide an update on the Cerro Casale project in its Q4 and year-end release, scheduled to be issued on February 17.

2010 Mineral Reserves and Mineral Resources Update

Please refer to the Mineral Reserve and Mineral Resource tables and corresponding notes located at the end of this news release.

Proven and Probable Mineral Reserves

Kinross’ total estimated proven and probable mineral reserves at year-end 2010 increased by 11.5 million ounces to 62.4 million ounces of gold, a 23% increase over year-end 2009. The net increase is due to the acquisition of Red Back Mining which added 10.0 million ounces to mineral reserves through the addition of the Tasiast (7.6 million ounces) and Chirano (2.4 million ounces) properties. Mineral reserves of 6.8 million ounces were also reported for the first time at the Fruta del Norte development property upon completion of the pre-feasibility study.  This addition offset the 5.8 million ounce decrease at Cerro Casale from the sale of 25% of the project.

In 2010, depletion from production at all operations totaled 2.4 million ounces.

The chart below summarizes changes to proven and probable gold reserves at year-end 2010 compared to year-end 2009.

p. 7 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Proven and probable silver reserves at year-end 2010 decreased by 12.0 million ounces, or 12% to 91.0 million ounces, versus 103 million ounces at year-end 2009 as a result of depletion at La Coipa and Kupol.

Proven and probable copper reserves at year-end 2010 decreased to 1.4 billion pounds primarily due to the sale of half our interest in the Cerro Casale project.

Measured and Indicated Mineral Resources

Kinross’ total measured and indicated (M&I) mineral resources at year-end 2010 increased by 1.1 million ounces of gold, or 7%, to 17.7 million ounces versus 16.6 million ounces at year-end 2009. Silver measured and indicated resources increased marginally by 0.2 million ounces, or 1%, to 25.6 million ounces versus 25.4 million ounces at year-end 2009.

Inferred Mineral Resources

Kinross’ total inferred mineral resources at year-end 2010 increased by 7.8 million ounces of gold, or 48%, to 24.0 million ounces versus 16.2 million ounces at year-end 2009. The net increase in inferred mineral resources is due primarily to the addition of 8.6 million gold ounces at the Tasiast project.

Assumptions for Mineral Reserves and Resources

2010 year-end mineral reserves were estimated using a $900 per ounce gold price, a $14.00 per ounce silver price, and a $2.00 per pound copper price. 2009 year-end reserves were estimated using an $800 per ounce gold price, $12.50 per ounce silver price, and a $1.75 per pound copper price.

2010 year-end mineral resources were estimated using a $1,000 per ounce gold price, a $15.00 per ounce silver price, and a $2.50 per pound copper price. 2009 year-end resources were estimated using an $875 per ounce gold price, a $13.75 per ounce silver price, and a $2.25 per pound copper price.

The technical information about the Company’s material mineral properties contained in this news release has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

 Exploration update

Exploration and business development expenses for full-year 2010 were $142.7 million, compared with $72.5 million for full-year 2009. Of the total exploration and business development expense, expenditures on exploration totalled $54.9 million and $120.1 million for the quarter and year, respectively. Capitalized exploration expenses totalled $7.1 million in 2010.

Kinross was active on 44 mine site, near-mine and greenfields projects in 2010 with a total of 375,084 metres drilled (353,547 metres expensed and 21,537 metres capitalized). Gold reserves increased by 11.5 million ounces during the year. Details are outlined in the 2010 Mineral Reserves and Resources update above. Highlights of the 2010 exploration program include the following:

●
Tasiast: Eleven drills were added to the project in Q4 2010. Three additional drills were contracted at the beginning of 2011 bringing the total number of drills at Tasiast to 25. Approximately 64,000 metres were drilled in the West Branch area targeting deeper extensions of the Greenschist Zone. Drilling also focused on extending Greenschist-style mineralization closer to surface. A further 22,000 metres of shallow reverse circulation drilling was completed on regional geochemical and geophysical targets. A sample preparation facility was installed in the Mauritanian capital of Nouakchott to expedite sample analytical timelines.

●
Dvoinoye: Three core rigs were active during the fourth quarter, resulting in the completion of over 15,000 metres of drilling since work that commenced in the summer. Drilling successfully added 1.1 million ounces of NI 43-101 compliant indicated mineral resources and 0.4 million ounces of NI 43-101 compliant inferred mineral resources.

p. 8 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

●
Chirano: Five core rigs were active at Chirano in Q4 2010 completing 12,088 metres. Drilling was focused at Akoti North, Tano and on a regional target called Kolua. Three drills continued testing extensions of mineralized intercepts encountered in earlier drilling at Akoti. A single drill was deployed to Kolua, 4 km south of the plant, to test the size potential of mineralization encountered in previous drilling. A further 2,000 metres are planned to fully evaluate the target.

●
La Coipa: Over 27,000 metres of drilling was completed for the year at La Coipa. Part of the drilling focused on the Can Can and Portezuelo targets to upgrade resource classification. Drilling encountered encouraging silver results at Puren Sur, Pompeya and Puren West, warranting follow-up early in the summer of 2011.

●
Lobo-Marte: Three holes (1,532 metres) were completed at the Valy target five kilometres south of Lobo. Porphyry-style gold mineralization characteristic of Lobo-Marte grades was encountered in the first hole. Drilling is continuing in 2011 with results awaited for other completed holes.

●
Fruta del Norte/Condor Project: Over 22,000 metres of infill drilling was completed and resulted in the conversion of 6.8 million ounces to mineral reserves by year-end. A number of environmental permits were granted on exploration licenses surrounding FDN, allowing exploration work to recommence. Re-interpretation of the geologic model at FDN generated a number of new targets in the vicinity of the main FDN ore body.

●
Kupol: One hundred and fifty-three holes were drilled at Kupol in 2010 for 49,270 metres. Definition drilling at the 650 and North Extension zones converted 0.4 million ounces of gold resources to gold reserves, replacing the majority of attributable 2010 production.

●
White Gold: Compilation and interpretation of final results from the 2010 field season continued during the fourth quarter. Planning for the 2011 field season was well underway by year-end with field work scheduled to commence in May.

●
Generative projects: New joint venture agreements completed in 2010 include Laurentian Goldfields (Goldpines, western Ontario), Millrock Resources (Humble project, Alaska), Quebrada Valiente (Codelco) and the Camacho and Pirelli projects in Mexico (Fortunate Sun Mining).

In 2011, the Company’s exploration efforts will focus on pursuing a strategy of upgrading the asset portfolio through organic growth. Key initiatives include expansion and upgrading of mineral resources and mineral reserves at Tasiast, Dvoinoye and White Gold, along with advancing exploration work at key brownfields targets in the Lobo-Marte, Vodorazdelnaya, La Coipa, Fruta del Norte, Kupol and Buckhorn districts. Greenfields and generative exploration will continue to focus in West Africa, Alaska, Yukon Territory, Mexico and Chukotka.

Exploration expenditures in 2011 are forecast to be $175 million, with expensed exploration costs forecast to be $110 million, and capitalized exploration costs forecast to be $65 million. Just under half the budget ($75 million) will be invested in Africa with $55 million allocated to Tasiast. Work will focus on infill and mineral resource expansion drilling of the Greenschist zone at West Branch (130,000 metres) which remains open down-plunge, targeting extension of mineralization beneath the open pits (84,000 metres) and drilling district targets (100,000 metres) along the 70 km greenstone trend beyond the mine corridor.

At Kupol, the Company has budgeted $12 million to continue definition drilling at the North Extension target and to test new targets on the mine licenses and adjacent Kupol East and West exploration licenses. A total of 35,000 metres is planned for the year. Exploration will continue at Dvoinoye with the aim of expanding mineral resources beyond the current footprint of drilling. Approximately $7 million has been budgeted for 33,000 metres drilling.

Other key initiatives in 2011 include Fort Knox ($8 million), Chirano ($8 million) and White Gold ($7 million). Over 14,000 metres of drilling is planned at White Gold focusing on key targets at Golden Saddle, Arc and McKinnon. Continuation of district wide geochemical sampling and mapping is planned to identify new targets and to better understand the potential scale of the mineralized system.

p. 9 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Recent transactions

Sale of interest in Osisko

On December 13, 2010, the Company completed the sale of its 1.8% interest in Osisko Mining Corporation, consisting of approximately 6.8 million Osisko common shares, on an underwritten block trade basis, at a gross price of CDN$14.70 per share, for net proceeds of $97.5 million. The transaction resulted in a gain of $74.1 million.

Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 13 of this news release.

In 2011, Kinross expects to produce approximately 2.5–2.6 million gold equivalent ounces, an increase of 10% compared to 2010 production. Cost of sales per gold equivalent ounce is expected to be in the range of $565 –610 for the full-year 2011. The Company has prepared forecasts for 2011 production and average cost of sales on both a gold equivalent and by-product accounting basis, as summarized in the table below:

Accounting basis	2011 (forecast)
Gold equivalent basis
Production (gold equivalent ounces)	2.5-2.6 million
Average cost of sales per gold equivalent ounce	$565-610
By-product basis
Gold ounces	2.3-2.4 million
Silver ounces	10.9-11.3 million
Average cost of sales per gold ounce	$520-570

Material assumptions used to forecast 2011 cost of sales are: a gold price of $1,300 per ounce, a silver price of $24 per ounce, an oil price of $85 per barrel, and foreign exchange rates of 1.75 Brazilian reais to the U.S. dollar, 1.02 Canadian dollars to the U.S. dollar, 32 Russian roubles to the U.S. dollar, 500 Chilean pesos to the U.S. dollar, 1.45 Ghanaian cedi to the U.S. dollar and 275 Mauritanian ouguiya to the U.S. dollar. Taking into account existing currency and oil hedges, respectively, a 10% change in foreign currency exchange rates would be expected to result in an approximate $7 impact on our cost of sales per ounce6, a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on our cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $3 impact on our cost of sales per ounce as a result of a change in royalties.

Overall, production is expected to be positively impacted in 2011 by a full year of production at the Tasiast and Chirano mines and higher forecast South American production, offset by lower production in Russia and the U.S. due to a planned decline in grades. The 2011 forecast for cost of sales per gold equivalent ounce is expected to increase due to a decline in grades at our existing mines and higher consumable and labour costs.

6 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 10 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following table provides a summary of the 2011 production and cost of sales forecast by region:

Region	Forecast 2011 production (gold equivalent oz)	Percentage of total production7	Cost of sales ($ per Au equivalent oz)
South America	1,000,000-1,070,000	41%	585-650
North America	590,000-630,000	24%	625-685
West Africa (attributable)	440,000-500,000	18%	595-655
Russia (attributable)	435,000-455,000	17%	395-435
Total	2.5-2.6 million	100%	565-610

Capital expenditures for the full-year 2011 are forecast to total approximately $1.5 billion, including $70 million which was budgeted for 2010, but unspent, and carried over to 2011. Subsequent to the sale of half its interest in Cerro Casale, Kinross accounts for its remaining investment in the project under the equity method. As a result, the $90 million which the Company expects to spend on the project this year is excluded from the 2011 capital expenditure forecast. The following table provides a summary of the 2011 capital expenditure forecast:

Region	Maintenance ($ mm)	Mine and processing development ($ mm)	New projects ($ mm)	Total ($ mm)
South America	130	505	95	730
North America	10	155	-	165
West Africa	50	180	210	440
Russia	15	30	110	155
Corporate	10	-	-	10
Total CAPEX	215	870	415	1,500

Maintenance includes $80 million for site infrastructure and $65 million for plant sustaining capital. Mine and processing development includes $280 million for processing facility improvements (including the third and fourth ball mills, desulphurization units, and flash flotation cells at Paracatu, the SART plant at Maricunga and the ADR plant at Tasiast) $210 million for capitalized mine development, $125 million for mine equipment, $130 million for tailings facilities, and $45 million for heap leach expansions.

New project capital expenditures include $210 million for Tasiast, $110 million for Dvoinoye, $60 million for Fruta del Norte, and $35 million for Lobo-Marte. Not included in the 2011 capital forecast is approximately $130 million in expected advance payments to suppliers for the Tasiast expansion project.

The 2011 forecast for exploration and business development expenses is approximately $146 million, of which $110 million is for exploration expenses. Capitalized exploration is forecast to be $65 million, for total 2011 forecast exploration expenditures of $175 million.

Other operating costs are forecast to be $25 million. General and administrative expense is forecast to be approximately $170 million, which includes approximately $20 million for additional resources related to newly acquired West African operations. General and administrative expense includes approximately $35 million relating to equity-based compensation. The Company’s tax rate in 2011 is forecast to be in the range of 34% to 39% and depreciation, depletion and amortization is forecast to be approximately $651 million.

As a result of gold forward purchase contracts entered into during the year and subsequent to December 31, the Company has de-designated 96% of Kupol gold forward  sales contracts maturing in 2011 and 100% of such contracts maturing in 2012.  As a result, Kinross expects the net impact of locked-in Kupol gold hedges to be a $155 million reduction in revenue in 2011. Kupol silver hedges are expected to reduce revenue by $40 million in 2011, based on a budgeted silver price of $24 per ounce.

7 The percentages are calculated based on the mid-point of regional 2011 forecast production.

p. 11 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, February 17, 2011 at 8:00 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2010 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com.

Kinross’ audited annual statements have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador, Russia, Ghana and Mauritania, employing approximately 7,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

p. 12 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words ‘‘plans’’, “proposes”, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, “envision”; ‘‘estimates’’, ‘‘forecasts’’,”guidance”; “targets”, “models”, ‘‘intends’’, ‘‘anticipates’’, or ‘‘does not anticipate’’, or ‘‘believes’’, or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of and production from the Phase 7 pit expansion and heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (5) political developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining law and related regulations and policies, and negotiation of an exploitation contract with the government, being consistent with Kinross’ current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the new feasibility study prepared and approved by the joint venture and the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; and (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross’ expectations; (15) the viability of the Tasiast and Chirano mines, and the development and expansion of the Tasiast and Chirano mines on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, policies and regulations, the security of personnel and assets, and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an investment, do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $7 impact in cost of sales per ounce.8
A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

 8 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 13 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. The Company believes that these measures, together with measures determined in accordance with GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with GAAP. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the company believes are not reflective of the Company’s underlying performance, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and non-hedge derivative gains and losses. Management believes that these measures, which are also used internally, provide investors with the ability to better evaluate underlying performance particularly since the excluded items are typically not included in public guidance. The following table provides a reconciliation of consolidated net earnings to adjusted net earnings for the periods presented:

	GAAP to Adjusted Earnings Reconciliation
(in US$ millions)	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009

Net earnings - GAAP	$210.3	$235.6	$771.6	$309.9
		.
Adjusting items:
Foreign exchange losses	1.0	4.1	12.7	91.0
Non-hedged derivatives losses (gains) - net of tax	4.5	(2.9)	19.9	(2.9)
Gains on sale of assets and investments - net of tax	(73.0)	(13.2)	(328.5)	(12.9)
Litigation reserve adjustment	-	-	-	(18.5)
Asset Retirement Obligation	(6.3)	(2.7)	(6.3)	(2.7)
Change in future income tax due to the change in Chile and Ecuador’s corporate income tax rate	(24.3)	-	(26.6)	-
Brazilian tax settlement	-	(53.0)	-	(53.0)
Inventory fair value adjustment - net of tax	5.9	-	9.4	-
Taxes on repatriation of certain foreign earnings	20.0	-	20.0	-
Taxes in respect of prior years	6.6	(19.3)	6.6	(6.0)
	(65.6)	(87.0)	(292.8)	(5.0)
Net earnings - Adjusted	$144.7	$148.6	$478.8	$304.9
Weighted average number of common shares outstanding - Basic	1,132.2	695.9	824.5	691.5
Net earnings loss per share - Adjusted	$0.13	$0.21	$0.58	$0.44

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  Management believes that, by excluding these items from operating cash flow, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of adjusted cash flow from operations:

p. 14 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

	GAAP to Adjusted Operating Cash Flow
(in US$ millions)	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009

Cash flow provided from operating activities - GAAP	$268.3	$306.5	$968.4	$785.6

Adjusting items:
Brazilian tax settlement	-	71.0	-	71.0
Working capital changes:
Accounts receivable and other assets	1.4	(50.1)	82.9	14.9
Inventories	82.7	39.9	98.5	115.1
Accounts payable and other liabilities	(19.7)	(75.1)	(58.6)	(49.4)
	64.4	(14.3)	122.8	151.6
Adjusted operating cash flow	$332.7	$292.2	$1,091.2	$937.2
Weighted average number of common shares outstanding - Basic	1,132.2	695.9	824.5	691.5
Adjusted operating cash flow per share	$0.29	$0.42	$1.32	$1.36

Attributable cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce cost of sales, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure, which is also used internally, provides investors with the ability to better evaluate Kinross’ cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Cost of Sales Per Ounce Sold on a By-Product Basis
(in US$ millions)	Three months ended		Year ended
	December 31		December 31
	2010	2009	2010	2009

Cost of sales	$374.3	$271.0	$1,255.4	$1,047.1
Less: portion attributable to Kupol non-controlling interest	(13.1)	(14.9)	(60.6)	(63.5)
Less: portion attributable to Chirano non-controlling interest	(4.2)	-	(4.8)	-
Less: attributable silver sales	(62.9)	(47.7)	(179.8)	(180.0)
Attributable cost of sales net of silver by-product revenue	$294.1	$208.4	$1,010.2	$803.6

Gold ounces sold	637,012	587,345	2,352,044	2,277,721
Less: portion attributable to Kupol non-controlling interest	(33,492)	(42,598)	(158,407)	(205,342)
Less: portion attributable to Chirano non-controlling interest	(7,859)	-	(8,504)	-
Attributable gold ounces sold	595,660	544,747	2,185,132	2,072,379
Attributable cost of sales per ounce sold on a by-product basis	$494	$383	$462	$388

p. 15 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Review of Operations

Three months ended December 31,
	Gold equivalent ounces
	Produced		Sold		Cost of sales ($millions)		Cost of sales/oz
	2010	2009	2010	2009	2010	2009	2010	2009

Fort Knox	85,139	86,614	85,848	89,244	$47.0	$40.2	$547	$450
Round Mountain	43,521	53,043	43,631	52,564	34.8	25.6	798	487
Kettle River - Buckhorn	53,255	62,363	49,842	62,065	18.1	16.5	363	266
US Total	181,915	202,020	179,321	203,873	99.9	82.3	557	404

Kupol (100%)	199,338	219,612	163,909	200,234	51.3	58.2	313	291
Russia Total	199,338	219,612	163,909	200,234	51.3	58.2	313	291

Paracatu	117,567	108,421	112,523	98,126	63.0	63.6	560	648
Crixás	17,979	22,030	19,078	21,686	9.8	8.0	514	369
Brazil Total	135,546	130,451	131,601	119,812	72.8	71.6	553	598

La Coipa	60,020	56,785	59,528	48,979	36.1	26.5	606	541
Maricunga	32,979	59,893	30,825	63,703	31.0	32.4	1,006	509
Chile Total	92,999	116,678	90,353	112,682	67.1	58.9	743	523

Tasiast (1)	47,758	-	52,336	-	37.9	-	724	-
Chirano (100%) (1)	76,570	-	78,835	-	45.3	-	575	-
Africa Total	124,328	-	131,171	-	83.2	-	634	-

Operations Total	734,126	668,761	696,355	636,601	$374.3	$271.0	$537	$426
Less Kupol non-controlling interest (25%)	(49,834)	(54,903)	(40,977)	(50,058)	(13.1)	(14.9)
Less Chirano non-controlling interest (10%) (1)	(7,657)	-	(7,884)	-	(4.2)	-
Attributable	676,635	613,858	647,494	586,543	$357.0	$256.1	$551	$437

(1) On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back Mining Inc. that it did not already own. As this purchase is a business acquisition, with Kinross as the acquirer, results of operations of Red Back, including those of the Taiast and Chirano mines, have been consolidated for the period from September 17, 2010 to December 31, 2010. Cost of sales includes $7.4 million and $1.1 million fair value purchase accounting adjustments for Tasiast and Chirano, respectively.
Year ended December 31,
	Gold equivalent ounces
	Produced		Sold		Cost of sales ($millions)		Cost of sales/oz
	2010	2009	2010	2009	2010	2009	2010	2009

Fort Knox	349,729	263,260	349,460	263,046	$192.1	$143.7	$550	$546
Round Mountain	184,554	213,916	184,503	215,469	121.3	111.4	657	517
Kettle River - Buckhorn	198,810	173,555	196,282	182,472	64.7	53.6	330	294
US Total	733,093	650,731	730,245	660,987	378.1	308.7	518	467

Kupol (100%)	738,677	925,507	740,566	943,548	236.2	245.5	319	260
Russia Total	738,677	925,507	740,566	943,548	236.2	245.5	319	260

Paracatu	482,397	354,396	487,877	347,664	261.0	240.9	535	693
Crixás	74,777	74,654	77,156	75,173	37.5	31.0	486	412
Brazil Total	557,174	429,050	565,033	422,837	298.5	271.9	528	643

La Coipa	196,330	231,169	203,626	222,664	132.0	97.6	648	438
Maricunga	156,590	233,585	155,320	237,040	115.9	123.4	746	521
Chile Total	352,920	464,754	358,946	459,704	247.9	221.0	691	481

Tasiast (1)	56,611	-	57,097	-	43.1	-	755	-
Chirano (100%) (1)	89,220	-	85,288	-	51.6	-	605	-
Africa Total	145,831	-	142,385	-	94.7	-	665	-

Operations Total	2,527,695	2,470,042	2,537,175	2,487,076	$1,255.4	$1,047.1	$495	$421
Less Kupol non-controlling interest (25%)	(184,669)	(231,377)	(185,141)	(235,887)	(60.6)	(63.5)
Less Chirano non-controlling interest (10%) (1)	(8,922)	-	(8,529)	-	(4.8)	-
Attributable	2,334,104	2,238,665	2,343,505	2,251,189	$1,190.0	$983.6	$508	$437

(1) On September 17, 2010, Kinross acquired all of the outstanding common shares of Red Back Mining Inc. that it did not already own. As this purchase is a business acquisition, with Kinross as the acquirer, results of operations of Red Back, including those of the Taiast and Chirano mines, have been consolidated for the period from September 17, 2010 to December 31, 2010. Cost of sales includes $9.3 million and $3.5 million fair value purchase accounting adjustments for Tasiast and Chirano, respectively.

p. 16 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated balance sheets

(expressed in millions of United States dollars, except share amounts)
	As at
	December 31,	December 31,
	2010	2009

Assets
Current assets
Cash, cash equivalents and short-term investments	$1,466.6	$632.4
Restricted cash	2.1	24.3
Accounts receivable and other assets	329.4	31.7
Inventories	737.0	554.4
Unrealized fair value of derivative assets	133.4	44.3
	2,668.5	1,287.1
Property, plant and equipment	6,911.5	4,989.9
Goodwill	5,980.0	1,179.9
Long-term investments	629.9	292.2
Unrealized fair value of derivative assets	2.6	1.9
Deferred charges and other long-term assets	204.6	158.4
	$16,397.1	$7,909.4
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$496.6	$312.9
Current portion of long-term debt	48.4	177.0
Current portion of reclamation and remediation obligations	23.1	17.1
Current portion of unrealized fair value of derivative liabilities	359.3	131.0
	927.4	638.0
Long-term debt	454.6	515.2
Other long-term liabilities	532.4	543.0
Future income and mining taxes	883.8	624.6
	2,798.2	2,320.8
Non-controlling interest	198.4	132.9
Common shareholders’ equity
Common share capital and common share purchase w arrants	$13,468.6	$6,448.1
Contributed surplus	231.7	169.6
Accumulated deficit	(137.1)	(838.1)
Accumulated other comprehensive loss	(162.7)	(220.1)
	13,400.5	5,559.5
Contingencies
Subsequent events
	$16,397.1	$8,013.2
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,133,294,930	696,027,270

p. 17 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of operations

(expressed in millions of United States dollars, except per share and share amounts)
	Year ended
	December 31,
	2010	2009	2008

Revenue
Metal sales	$3,010.1	$2,412.1	$1,617.0

Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	1,255.4	1,047.1	768.8
Accretion and reclamation expense	29.0	19.3	24.7
Depreciation, depletion and amortization	517.5	447.3	273.8
	1,208.2	898.4	549.7
Other operating costs	53.8	62.3	7.4
Exploration and business development	142.7	72.5	59.0
General and administrative	144.5	117.7	100.8
Impairment charges: goodwill	-	-	994.1
Operating earnings (loss)	867.2	645.9	(611.6)
Other income (expense) - net	293.0	(74.3)	(42.7)
Earnings (loss) before taxes and other items	1,160.2	571.6	(654.3)
Income and mining taxes expense - net	(275.4)	(150.8)	(101.1)
Equity in losses of associated companies	(3.9)	(8.6)	(8.7)
Non-controlling interest	(109.3)	(102.3)	(42.3)
Dividends on convertible preferred shares of subsidiary	-	-	(0.8)
Net earnings (loss)	$771.6	$309.9	$(807.2)

Earnings (loss) per share
Basic	$0.94	$0.45	$(1.28)
Diluted	$0.93	$0.44	$(1.28)
Weighted average number of common shares outstanding (millions)
Basic	824.5	691.5	628.6
Diluted	829.2	696.5	628.6

p. 18 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows

(expressed in millions of United States dollars)
	Year ended
	December 31,
	2010	2009	2008
Net inflow (outflow) of cash related to the following
activities:
Operating:
Net earnings (loss)	$771.6	$309.9	$(807.2)
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:
Depreciation, depletion and amortization	517.5	447.3	273.8
Accretion and reclamation expenses	29.0	19.3	24.7
Accretion of convertible debt and deferred financing costs	18.4	17.1	15.4
Impairment charges:
Goodwill	-	-	994.1
Investments and other assets	-	-	83.9
Gain on disposal of assets and investments - net	(348.4)	(16.2)	(30.2)
Equity in losses of associated companies	3.9	8.6	8.7
Non-hedge derivative losses - net	20.1	(2.9)	(41.6)
Future income and mining taxes	(79.2)	(27.9)	27.9
Non-controlling interest	109.3	102.3	42.3
Stock-based compensation expense	33.0	29.0	21.6
Foreign exchange losses and Other	16.0	50.7	21.2
Brazilian tax settlement	-	(71.0)	-
Changes in operating assets and liabilities:
Accounts receivable and other assets	(82.9)	(14.9)	(33.7)
Inventories	(98.5)	(115.1)	(145.4)
Accounts payable and other liabilities	58.6	49.4	(11.9)
Cash flow provided from operating activities	968.4	785.6	443.6
Investing:
Additions to property, plant and equipment	(563.7)	(481.2)	(714.7)
Asset purchases - net of cash acquired	504.0	(41.7)	21.2
Net proceeds from the sale of long-term investments and other assets	846.4	6.7	37.3
Net acquisitions of long-term investments and other assets	(617.8)	(178.1)	(168.9)
Net proceeds from the sale of property, plant and equipment	3.1	0.9	-
Disposals (additions) to short-term investments	35.0	(0.5)	(24.6)
Decrease (increase) in restricted cash	22.2	(11.9)	(10.0)
Other	2.6	(45.7)	3.5
Cash flow provided from (used in) investing activities	231.8	(751.5)	(856.2)
Financing:
Issuance of common shares	-	396.4
Issuance of common shares on exercise of options and warrants	15.9	25.1	31.7
Proceeds from issuance of debt	127.3	77.7	123.2
Proceeds from issuance of convertible debentures	-	-	449.9
Debt issuance costs	-	-	(1.6)
Repayment of debt	(334.9)	(325.9)	(123.5)
Dividends paid to common shareholders	(70.6)	(62.4)	(51.5)
Dividends paid to non-controlling shareholder	(47.7)	(25.8)	-
Settlement of derivative instruments	(27.3)	(19.4)	(23.2)
Other	-	(2.4)	(29.3)
Cash flow provided from (used in) financing activities	(337.3)	63.3	375.7
Effect of exchange rate changes on cash	6.3	9.4	(23.8)
Increase (decrease) in cash and cash equivalents	869.2	106.8	(60.7)
Cash and cash equivalents, beginning of year	597.4	490.6	551.3
Cash and cash equivalents, end of year	$1,466.6	$597.4	$490.6
Short-term investments	$-	$35.0	$34.5
Cash, cash equivalents and short-term investments	$1,466.6	$632.4	$525.1

p. 19 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production	Gold Eq Sales	Cost of Sales	COS/oz	Cap Ex	DD&A
			(%)	(‘000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
U.S.A	Fort Knox(3)	Q4 2010	100	6,350	0.72	77%	85,139	85,848	47.0	547	24.9	14.2
		Q3 2010	100	7,655	0.96	82%	108,680	112,797	56.5	501	24.5	15.3
		Q2 2010	100	7,761	0.76	80%	86,270	80,999	52.0	642	16.8	8.1
		Q1 2010	100	3,969	0.71	80%	69,640	69,816	36.6	524	21.7	15.9
		Q4 2009	100	6,816	0.65	83%	86,614	89,244	40.2	450	36.7	14.3
	Round Mountain	Q4 2010	50	7,830	0.46	nm	43,521	43,631	34.8	798	9.3	4.8
		Q3 2010	50	7,196	0.50	nm	48,477	49,892	32.3	647	7.3	5.6
		Q2 2010	50	7,390	0.50	nm	46,927	45,448	25.9	570	9.1	3.9
		Q1 2010	50	7,932	0.53	nm	45,629	45,532	28.3	622	7.0	4.7
		Q4 2009	50	6,748	0.65	nm	53,043	52,564	25.6	487	7.2	(3.9)
	Kettle River	Q4 2010	100	131	14.80	87%	53,255	49,842	18.1	363	2.9	23.8
		Q3 2010	100	114	13.39	87%	46,687	46,996	17.3	368	1.5	22.7
		Q2 2010	100	99	18.20	91%	50,463	53,364	16.4	307	2.8	23.9
		Q1 2010	100	92	19.58	91%	48,405	46,080	12.9	280	2.0	21.1
		Q4 2009	100	97	20.73	92%	62,363	62,065	16.5	266	6.1	23.0
Russia	Kupol - 100%	Q4 2010	75	321	16.94	95%	199,338	163,909	51.3	313	7.9	34.7
		Q3 2010	75	269	16.55	94%	159,393	164,392	57.0	347	12.9	35.2
		Q2 2010	75	290	18.55	94%	187,025	205,670	63.1	307	2.9	42.9
		Q1 2010	75	283	20.20	95%	192,921	206,595	64.8	314	8.4	43.8
		Q4 2009	75	279	21.50	93%	219,612	200,234	58.2	291	10.5	41.9
	Kupol (5) (6)	Q4 2010	75	321	16.94	95%	149,504	122,933	37.7	307	6.1	26.0
		Q3 2010	75	269	16.55	94%	119,545	123,294	42.2	342	9.7	26.4
		Q2 2010	75	290	18.55	94%	140,268	154,252	47.0	305	2.0	35.7
		Q1 2010	75	283	20.20	95%	144,691	154,946	48.7	314	6.3	36.4
		Q4 2009	75	279	21.50	93%	164,709	150,176	43.3	288	7.9	38.8
Brazil	Paracatu	Q4 2010	100	11,225	0.43	76%	117,567	112,523	63.0	560	62.8	11.9
		Q3 2010	100	11,144	0.45	79%	129,257	134,702	68.0	505	42.2	18.4
		Q2 2010	100	10,179	0.45	79%	118,101	119,531	62.7	525	47.6	16.8
		Q1 2010	100	10,110	0.46	76%	117,472	121,121	67.3	556	8.8	15.8
		Q4 2009	100	10,401	0.44	74%	108,421	98,126	63.6	648	39.3	9.5
	Crixás	Q4 2010	50	272	4.38	94%	17,979	19,078	9.8	514	7.9	4.8
		Q3 2010	50	296	4.51	93%	19,866	20,743	10.0	482	5.9	5.0
		Q2 2010	50	288	4.26	92%	18,076	16,751	8.8	525	4.6	3.4
		Q1 2010	50	276	4.44	95%	18,856	20,584	8.9	432	6.2	3.9
		Q4 2009	50	254	5.74	90%	22,030	21,686	8.0	369	4.8	2.9
Chile	La Coipa (4)	Q4 2010	100	1,092	1.18	80%	60,020	59,528	36.1	606	9.5	11.4
		Q3 2010	100	1,124	1.29	79%	53,471	46,747	34.1	729	4.9	7.9
		Q2 2010	100	998	1.00	80%	35,175	38,663	31.8	822	5.6	8.6
		Q1 2010	100	1,231	1.08	78%	47,664	58,688	30.0	511	6.5	17.9
		Q4 2009	100	1,262	1.17	80%	56,785	48,979	26.5	541	6.6	14.3
	Maricunga	Q4 2010	100	4,243	0.77	nm	32,979	30,825	31.0	1,006	29.3	3.0
		Q3 2010	100	3,302	0.71	nm	28,844	31,215	27.1	868	17.7	3.4
		Q2 2010	100	3,118	0.77	nm	42,990	42,950	29.2	680	12.5	3.9
		Q1 2010	100	3,604	0.81	nm	51,777	50,330	28.6	568	12.5	4.2
		Q4 2009	100	4,068	0.76	nm	59,893	63,703	32.4	509	13.6	6.2
Africa	Tasiast
		Q4 2010	100	1,942	2.32	87%	47,758	52,336	37.9	724	50.4	19.9

		Q3 2010	100	117	2.51	94%	8,853	4,761	5.2	1,098	3.4	0.5
	Chirano - 100% (7)
		Q4 2010	90	930	2.72	91%	76,570	78,835	45.3	575	10.0	29.4

		Q3 2010	90	212	2.07	90%	12,650	6,453	6.3	970	0.1	1.7
	Chirano (7)
		Q4 2010	90	930	2.72	91%	68,913	70,952	41.1	579	9.1	26.5

		Q3 2010	90	212	2.07	90%	11,385	5,808	5.7	970	-	1.5

(1)	Ore processed is to 100%, production and costs are to Kinross’ account.

(2)
Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis. Fort Knox recovery represents mill recovery only and excludes the heap leach.

(3)
Includes 3,006,000 tonnes placed on the heap leach pad during the fourth quarter of 2010 and 12,528,000 for the year ended December 31, 2010. Grade and recovery represent mill processing only. Ore placed on the heap leach pad had an average grade of 0.23 grams per tonne for the fourth quarter of 2010 and 0.28 grams per tonne for the year.

(4)	La Coipa silver grade and recovery were as follows: Q4 (2010) 77.70 g/t, 56.6% ; Q3 (2010) 48.84g/t, 57%; Q2 (2010) 37.56g/t, 59%; Q1 (2010) 38.15g/t, 62%; Q4 (2009) 35.80g/t, 66%;

(5)	Kupol silver grade and recovery were as follows: Q4 (2010) 213.90 g/t, 84% Q3 (2010) 202.27g/t, 85%; Q2 (2010) 209.73g/t, 83%; Q1 (2010) 241.99g/t, 83%; Q4 (2009) 247.21g/t, 83%

(6)	Includes Kinross’ share of Kupol at 75%.

(7)	Includes Kinross’ share of Chirano at 90%.

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
Kinross Gold Corporation’s Share at December 31, 2010
Property		Location	Kinross Interest	Proven			Probable			Proven and Probable
				Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	146,271	0.38	1,799	107,163	0.52	1,780	253,434	0.44	3,579
Kettle River	13	USA	100.0%	-	-	-	1,545	11.30	562	1,545	11.30	562
Round Mountain Area		USA	50.0%	24,412	0.72	563	41,829	0.56	756	66,241	0.62	1,319
SUBTOTAL				170,683	0.43	2,362	150,537	0.64	3,098	321,220	0.53	5,460

SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	57,888	0.64	1,192	245,334	0.58	4,601	303,222	0.59	5,793
Crixas	9	Brazil	50.0%	1,964	3.42	216	1,319	4.15	176	3,283	3.71	392
Fruta del Norte	5	Ecuador	100.0%	-	-	-	26,117	8.07	6,775	26,117	8.07	6,775
La Coipa	11	Chile	100.0%	16,863	1.36	739	4,865	1.27	199	21,728	1.34	938
Lobo Marte	5	Chile	100.0%	-	-	-	164,230	1.14	6,028	164,230	1.14	6,028
Maricunga Area		Chile	100.0%	133,511	0.75	3,238	136,290	0.65	2,851	269,801	0.70	6,089
Paracatu		Brazil	100.0%	724,520	0.38	8,965	736,541	0.40	9,520	1,461,061	0.39	18,485
SUBTOTAL				934,746	0.48	14,350	1,314,696	0.71	30,150	2,249,442	0.62	44,500

AFRICA
Chirano		Ghana	90.0%	14,501	1.40	651	16,060	3.45	1,783	30,561	2.48	2,434
Tasiast		Mauritania	100.0%	68,816	1.65	3,661	60,100	2.02	3,902	128,916	1.82	7,563
SUBTOTAL				83,317	1.61	4,312	76,160	2.32	5,685	159,477	1.95	9,997

RUSSIA
Kupol		Russia	75.0%	1,375	13.96	617	5,871	9.88	1,865	7,246	10.66	2,482
SUBTOTAL				1,375	13.96	617	5,871	9.88	1,865	7,246	10.66	2,482

TOTAL GOLD				1,190,121	0.57	21,641	1,547,264	0.82	40,798	2,737,385	0.71	62,439

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
Kinross Gold Corporation’s Share at December 31, 2010
		Location	Kinross Interest	Proven			Probable			Proven and Probable
Property				Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	104	7.7	26	10,917	7.2	2,534	11,021	7.2	2,560
SUBTOTAL				104	7.7	26	10,917	7.2	2,534	11,021	7.2	2,560

SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	57,888	1.9	3,494	245,334	1.4	11,188	303,222	1.5	14,682
Fruta del Norte	5	Ecuador	100.0%	-	-	-	26,117	10.9	9,141	26,117	10.9	9,141
La Coipa	11	Chile	100.0%	16,863	51.0	27,668	4,865	33.9	5,306	21,728	47.2	32,974
SUBTOTAL				74,751	13.0	31,162	276,316	2.9	25,635	351,067	5.0	56,797

RUSSIA
Kupol		Russia	75.0%	1,375	205.4	9,080	5,871	119.1	22,471	7,246	135.4	31,551
SUBTOTAL				1,375	205.4	9,080	5,871	119.1	22,471	7,246	135.4	31,551

TOTAL SILVER				76,230	16.4	40,268	293,104	5.4	50,640	369,334	7.7	90,908

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												COPPER
PROVEN AND PROBABLE MINERAL RESERVES (3,5,6,7)
Kinross Gold Corporation’s Share at December 31, 2010
		Location	Kinross Interest	Proven			Probable			Proven and Probable
Property				Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	57,888	0.19	241	245,334	0.22	1,205	303,222	0.22	1,446
SUBTOTAL				57,888	0.19	241	245,334	0.22	1,205	303,222	0.22	1,446

TOTAL COPPER				57,888	0.19	241	245,334	0.22	1,205	303,222	0.22	1,446

p. 21 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Measured and Indicated Mineral Resources (excludes Proven and Probable Reserves)

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2010
		Location	Kinross Interest	Measured			Indicated			Measured and Indicated
Property				Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	14,031	0.43	194	146,427	0.43	2,020	160,458	0.43	2,214
Round Mountain Area		USA	50.0%	11,784	0.97	366	34,361	0.67	741	46,145	0.75	1,107
White Gold Area	12	Yukon	100.0%	-	-	-	9,797	3.19	1,005	9,797	3.19	1,005
SUBTOTAL				25,815	0.67	560	190,585	0.61	3,766	216,400	0.62	4,326

SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	4,428	0.38	55	56,004	0.41	737	60,432	0.41	792
Crixas	9	Brazil	50.0%	108	4.04	14	326	3.63	38	434	3.73	52
Fruta del Norte		Ecuador	100.0%	-	-	-	3,583	5.50	634	3,583	5.50	634
La Coipa	11	Chile	100.0%	11,040	0.99	351	3,622	1.16	135	14,662	1.03	486
Lobo Marte		Chile	100.0%	-	-	-	34,052	0.83	908	34,052	0.83	908
Maricunga Area		Chile	100.0%	23,670	0.60	458	163,941	0.56	2,970	187,611	0.57	3,428
Paracatu		Brazil	100.0%	57,597	0.28	519	299,209	0.34	3,263	356,806	0.33	3,782
SUBTOTAL				96,843	0.45	1,397	560,737	0.48	8,685	657,580	0.48	10,082

AFRICA
Chirano		Ghana	90.0%	1,555	1.59	80	2,503	1.38	111	4,058	1.46	191
Tasiast		Mauritania	100.0%	45,199	0.60	874	51,135	0.74	1,214	96,334	0.67	2,088
SUBTOTAL				46,754	1.59	954	53,638	1.38	1,325	100,392	1.46	2,279

RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	1,047	31.48	1,059	1,047	31.48	1,059
SUBTOTAL				-	-	-	1,047	31.48	1,059	1,047	31.48	1,059

TOTAL GOLD				169,412	0.53	2,911	806,007	0.57	14,835	975,419	0.57	17,746

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2010
		Location	Kinross Interest	Measured			Indicated			Measured and Indicated
Property				Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	9	9.9	3	1,296	7.2	301	1,305	7.2	304
SUBTOTAL				9	9.9	3	1,296	7.2	301	1,305	7.2	304

SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	4,428	1.5	212	56,004	1.1	1,949	60,432	1.1	2,161
Fruta del Norte		Ecuador	100.0%	-	-	-	3,583	10.7	1,235	3,583	10.7	1,235
La Coipa	11	Chile	100.0%	11,040	50.5	17,913	3,622	23.6	2,753	14,662	43.8	20,666
SUBTOTAL				15,468	36.4	18,125	63,209	2.9	5,937	78,677	9.5	24,062

RUSSIA
Dvoinoye		Russia	100.0%	-	-	-	1,047	35.7	1,201	1,047	35.7	1,201
SUBTOTAL				-	-	-	1,047	35.7	1,201	1,047	35.7	1,201

TOTAL SILVER				15,477	36.4	18,128	65,552	3.5	7,439	81,029	9.8	25,567

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												COPPER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (3,4,7,8)
Kinross Gold Corporation’s Share at December 31, 2010
		Location	Kinross Interest	Measured			Indicated			Measured and Indicated
Property				Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	4,428	0.15	15	56,004	0.18	224	60,432	0.18	239
SUBTOTAL				4,428	0.15	15	56,004	0.18	224	60,432	0.18	239

TOTAL COPPER				4,428	0.15	15	56,004	0.18	224	60,432	0.18	239

p. 22 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						GOLD
INFERRED MINERAL RESOURCES (2,3,4,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2010
			Kinross	Inferred
Property		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area		USA	100.0%	12,547	0.46	187
Kettle River		USA	100.0%	319	10.00	103
Round Mountain Area		USA	50.0%	22,562	0.61	443
White Gold Area	12	Yukon	100.0%	9,391	1.91	578
SUBTOTAL				44,819	0.91	1,311

SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	116,228	0.39	1,450
Crixas	9	Brazil	50.0%	2,278	5.00	366
Fruta del Norte		Ecuador	100.0%	19,553	5.50	3,460
La Coipa	11	Chile	100.0%	3,123	4.70	472
Lobo Marte		Chile	100.0%	112,767	0.78	2,834
Maricunga Area		Chile	100.0%	201,092	0.46	3,004
Paracatu		Brazil	100.0%	117,530	0.42	1,572
SUBTOTAL				572,571	0.71	13,158

AFRICA
Chirano		Ghana	90.0%	2,468	2.33	185
Tasiast		Mauritania	100.0%	182,805	1.47	8,615
SUBTOTAL				185,273	1.48	8,800

RUSSIA
Dvoinoye		Russia	100.0%	645	19.47	404
Kupol		Russia	75.0%	1,097	9.86	348
SUBTOTAL				1,742	13.43	752

TOTAL GOLD				804,405	0.93	24,021

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						SILVER
INFERRED MINERAL RESOURCES (2,3,4,6,7,8)
Kinross Gold Corporation’s Share at December 31, 2010
			Kinross		Inferred
Property		Location	Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area		USA	50.0%	134	2.1	9
SUBTOTAL				134	2.1	9

SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	116,228	1.0	3,879
Fruta del Norte		Ecuador	100.0%	19,553	10.7	6,707
La Coipa	11	Chile	100.0%	3,123	53.3	5,351
SUBTOTAL				138,904	3.6	15,937

RUSSIA
Dvoinoye		Russia	100.0%	645	20.8	431
Kupol		Russia	75.0%	1,097	132.2	4,664
SUBTOTAL				1,742	91.0	5,095

TOTAL SILVER				140,780	4.6	21,041

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						COPPER
INFERRED MINERAL RESOURCES (3,4,8)
Kinross Gold Corporation’s Share at December 31, 2010
			Kinross		Inferred
Property		Location	Interest	Tonnes	Grade	Pounds
			(%)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale	10	Chile	25.0%	116,228	0.20	505
SUBTOTAL				116,228	0.20	505

TOTAL COPPER				116,228	0.20	505

p. 23 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserves and Mineral Resources Statement Notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $US 900 per ounce, a silver price of $US 14.00 per ounce and a copper price of $2.00 per pound.  Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:

Russian Rubles to $US 32
Chilean Peso to $US 550
Brazilian Reais to $US 2.00
Ghanaian Cedi to $US 1.50
Mauritanian Ouguiya to $US 300

(2) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 1000 per ounce, a silver price of $US 15.00 per ounce, a copper price of $2.50 per pound and the following foreign exchange rates:

Russian Rubles to $US 32
Chilean Peso to $US 550
Brazilian Reais to $US 2.00
Ghanaian Cedi to $US 1.50
Mauritanian Ouguiya to $US 300

(3) The Company’s mineral reserves and mineral resources as at December 31, 2010 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Definition Standards - For Mineral Resources and Mineral Reserves” in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (the Instrument).  Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4) Cautionary note to U.S. investors concerning estimates of measured, indicated and inferred mineral resources.  U.S. investors are advised that the terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities laws. These terms are not recognized by the U.S. Securities and Exchange Commission.  U.S. investors should not assume that all or any part of mineral deposits in these categories will ever be converted into mineral reserves and that as compared with measured and indicated mineral resources, inferred mineral resources have a greater amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

(5) The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 published by the U.S. Securities and Exchange Commission except for mineral reserves at Lobo Marte and Fruta del Norte, which estimates are based on recently completed pre-feasibility studies. For mineral reserves under the Instrument, a pre-feasibility study is sufficient, however for reserves under Industry Guide 7, a feasibility study is required.

(6) Except as provided in Note (12), the Company’s mineral resource and mineral reserve estimates were prepared under the supervision of Mr. R. Henderson, P. Eng., an officer of Kinross, who is a qualified person as defined by the Instrument.

(7) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources.  Independent data verification has not been performed.

(8) Mineral resources that are not mineral reserves do not have to demonstrate economic viability.  Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves.  Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(9) The Crixas mine is operated by AngloGold Ashanti Ltd.  Mineral reserves are reported based on a gold price of $US 850 per ounce. Mineral resources are reported using a gold price of $US 1,100 per ounce.  Mineral resources and mineral reserves are reported using the following foreign exchange rate: Brazilian Reais to $US  1.94.

(10) Estimates for the Cerro Casale project are based on the feasibility study completed in 2009 by the joint venture.  Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

Mineral reserves - Gold price of $US 1000 per ounce,  Silver price of $US 16.00 per ounce, Copper price of $US2.00 per pound
Mineral resources - Gold price of $US 1200 per ounce, Silver price of $US 19.00 per ounce, Copper price of $US 2.50 per pound
Chilean Peso to $US 525

(11) Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.

(12)  The mineral resource estimates for the White Gold Property were prepared by Mr. Wayne Barnett, Pr.Sci.Nat., and Mr. Marek Nowak, P. Eng.,  of SRK Consulting, both of whom are qualified persons as defined by the Instrument.    Mineral resources are reported at a cut-off of 0.5 g/t for open pit and 2.0 g/t for underground.

(13) Kettle River mineral resources were estimated using the same gold price as mineral reserves ($US900/oz).

p. 24 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Mineral Reserve and Mineral Resource Definitions

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

p. 25 Kinross reports 2010 fourth quarter and year-end results	www.kinross.com